1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
BRENDEN P. CARROLL brenden.carroll@dechert.com +1 202 261 3458 Direct +1 202 261 3027 Fax

February 29, 2016

VIA EDGAR CORRESPONDENCE

Mr. Asen Parachkevov

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re: Goldman Sachs Trust (the “Registrant”), SEC File Numbers 033-17619 and 811-05349

Dear Mr. Parachkevov:

This letter responds to the comments you provided to Hilary Bonaccorsi of Dechert LLP and me in a telephonic discussion on February 2, 2016, with respect to your review of Post-Effective Amendment No. 511 (the “PEA”) to the Registrant’s registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) on December 18, 2015. The PEA was filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”) solely for the purpose of registering Class A Shares and Class C Shares of the Goldman Sachs Financial Square Government Fund and Goldman Sachs Financial Square Tax-Free Money Market Fund (each, a “Fund”). We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the registration statement.

Please note that the Registrant’s responses to the Staff’s comments with respect to Post-Effective Amendment No. 512 (“PEA 512”) to the Registrant’s registration statement filed with the SEC on December 18, 2015 will be filed in a subsequent letter. PEA 512 was filed pursuant to Rule 485(a) under the Securities Act solely for the purpose of registering shares of the Goldman Sachs Tax-Exempt Money Market Fund, a new series of the Registrant.

Prospectus

1.	Comment: In the “Annual Fund Operating Expenses” table for Class A Shares of the Government Fund, the fee waiver in the table was rounded to 0.05% of the Fund’s average daily net assets. However, the footnote to the table lists the fee waiver at 0.045% of the Fund’s average daily net assets. Please confirm whether the “Total Annual Fund Operating Expenses After Fee Waiver” should be 0.44% rather than 0.43% of the Fund’s average daily net assets.

US   Austin   Boston   Charlotte   Hartford   Los Angeles   New York   Orange County   Philadelphia   Princeton   San Francisco   Silicon Valley

Washington DC EUROPE   Brussels   Dublin   Frankfurt   London   Luxembourg   Moscow   Munich   Paris ASIA   Beijing   Hong Kong

Response: The Government Fund currently pays the Investment Adviser a Management Fee equal to 0.205% of the Fund’s average daily net assets. However, the Investment Adviser has agreed to waive a portion of its Management Fee equal annually to 0.045% of the Fund’s average daily net assets. Assuming “Other Expenses” of 0.02%, the “Total Annual Fund Operating Expenses After Fee Waiver” should therefore be 0.43%, as follows:

Management Fee	0.205%	(Rounded to 0.21% in the table)
Distribution and Service Fees	0.25%
Other Expenses	0.02%
Total Annual Fund Operating Expenses	0.475%	(Rounded to 0.48% in the table)
Fee Waiver	(0.045%)	(Rounded to 0.05% in the table)
Total Annual Fund Operating Expenses After Fee Waiver	0.43%

2.	Comment: Please confirm that, with respect to the fee waiver arrangements described in the footnote to the “Annual Fund Operating Expenses” tables, the arrangements will remain in effect for at least one year from the date of the Prospectuses and the Investment Adviser will not be entitled to recoup any amounts waived to the Funds pursuant to the arrangements.

Response: The Funds hereby confirm that, with respect to the waiver arrangements described in the footnote to the “Annual Fund Operating Expenses” tables, the arrangements will remain in place for at least one year from the date of the Prospectuses and the Investment Adviser is not entitled to reimbursement of any waived fees, or reimbursed expenses, from prior fiscal years.

3.	Comment: The second sentence in the footnote to the “Average Annual Total Return” table states that Class A Shares of the Government Fund would have similar returns to the FST Institutional Shares of the Government Fund and that the returns would differ only to the extent that the share classes have different expenses. Please revise the second sentence of the footnote to clarify that Class A Shares would have higher expenses than FST Institutional Shares, which would mean Class A Shares would have lower performance than FST Institutional Shares.

	Response:	The Fund has incorporated your comment.

Other

4.	Comment:	Please make conforming changes in each Fund’s Prospectuses in response to these comments, as appropriate.

	Response:	The Funds have incorporated this comment.

5.	Comment:	Please provide Tandy Representations.

	Response:	Tandy Representations are attached hereto as Exhibit A.

*    *    *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3458 if you wish to discuss this correspondence further.

Sincerely,

/s/ Brenden Carroll

Brenden Carroll

cc:	Joon Kim, Vice President, Goldman Sachs Asset Management, L.P.

Exhibit A

February 29, 2016

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Goldman Sachs Trust (the “Registrant”), SEC File Numbers 033-17619 and 811-05349

Ladies and Gentlemen:

On behalf of the Registrant, it is hereby acknowledged that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its Registration Statement and Post-Effective Amendments thereto under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended;

•	the action of the U.S. Securities and Exchange Commission (“SEC”) or its Staff in commenting on Post-Effective Amendments to the Registrant’s Registration Statement does not relieve the Registrant from its responsibility for the adequacy and accuracy of the disclosure therein; and

•	the Registrant may not assert SEC Staff comments, or changes in disclosure in response to the same, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions, please feel free to contact Brenden P. Carroll of Dechert LLP at (202) 261-3458.

Sincerely,

/s/ Joon Kim

Joon Kim, Vice President, Goldman Sachs Asset Management, L.P.

cc:	Brenden P. Carroll, Dechert LLP